EXHIBIT 99.1

Golar receives financing commitment for GoFLNG Hilli

HAMILTON, Bermuda, July 21, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or "the Company") announced today that it has received an underwritten financing commitment for its first GoFLNG project from CSSC (Hong Kong) Shipping Co. Ltd ("CSSCL") in relation to a conversion financing and sale and leaseback transaction for the GoFLNG Hilli.

The financing structure will fund up to 80% of the project cost and will be split into two phases. The first phase enables Golar to drawdown up to $700m from the facility to fund the ongoing conversion cost, once Golar has spent $400m of the estimated $1.2bn conversion cost and the tolling contract with Perenco and SNH have been ratified by the Cameroon government, expected during Q3 2015. The Company has spent approximately $385m against the conversion project to date and hence expects that the equity threshold required to trigger the financing arrangement will be reached shortly. This financing means that following the Cameroon government ratification, no further Golar direct funding for the Hilli conversion will be required, with the remainder of the conversion project being financed through this new debt facility.

The second phase is triggered upon the delivery of the converted GoFLNG Hilli from Keppel Shipyard and the satisfaction of certain additional performance milestones and will allow for the drawdown of up to a further $260m giving an aggregate $960m representing 80% of the project cost. The financing has a tenor of 10-years, a 15 year amortisation profile and contemplates the eventual sale of GoFLNG Hilli to Golar LNG Partners. The expected cost of the financing during the conversion period is 6.25%, while the long term financing is projected to cost less than 6% on a fully swapped ten year basis.

Securing this financing is a further important step in realising Golar's Integrated LNG Mid-Stream Services Strategy. Apart from securing the Hilli programme, the financing will ultimately enable the release of Golar equity for application on other GoFLNG programmes.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

July 21, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan